

November 10, 2011

<u>Via E-mail</u>
Thomas J. Schall, Ph.D.
President and Chief Executive Officer
ChemoCentryx, Inc.
850 Maude Avenue
Mountain View, CA 94043

> **Re: ChemoCentryx, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 14, 2011**
> **File No. 333-177332**

Dear Dr. Schall:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please file all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

2. Comments on your confidential treatment request will be delivered under separate cover.

3. Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus. Please note that when you file a pre-effective amendment that includes your price range, it must be bone fide. We interpret this to mean that your range may not exceed $2 if you price below $20 and 10% if you price above $20.

4. Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

Cover Page

5. Please advise us as to the status of your listing application with the Nasdaq Global Market. If you have filed the listing application or taken any steps beyond your expectation to apply, please update your disclosure accordingly.

Prospectus Summary, page 1

6. Please revise your statements on page 3 that "Following the successful completion" of the Phase II proof-of-concept clinical trials for CCX168 and CCX832 that GSK may exercise its option to the drug candidates to make clear that if the trial is successfully completed, GSK may exercise its option for each drug candidate. As it currently reads, the language appears to presume successful completion of the trials that have only recently initiated enrollment or not yet initiated enrollment. Please make corresponding changes throughout the document where this statement or similar language appears.

7. Please reconcile your disclosure on page 4 that you have raised approximately $185 million "in the form of collaboration funding and government grants and contract" and your statement that you "have received approximately $220.0 million from GSK." If the discrepancy relates to the $35 million option exercise fee, explain why it has not been included in "collaboration funding."

Risks Related to Our Business, page 5

8. Please revise your presentation of the risks related to your business to present them in a bulleted list format. Further, please expand this list to specifically identify the threat of litigation or other adverse effects associated with the possible infringement of Millennium's patents as disclosed on page 26.

Risk Factors, page 10

"We may have to license rights from a third party or engage in patent litigation…," page 26

9. Please revise the subheading to specifically refer to the potential infringement of Millennium's patents.

10. Please expand your disclosure to discuss the basis of your concerns regarding the possible overlap with Millennium's patents. For example, please disclose any conversations or contacts you have had with Millennium and the substance of those

conversations and contacts. Further, please clarify whether Millennium's complaint also relates to the validity of any of your patents relating to CCR9.

"Future sales of our common stock or securities convertible or exchangeable for our common stock may depress our stock price.," page 37

11. Please include a placeholder for the number of additional shares of common stock that will be eligible for sale in the public market upon the expiration of the lock-up agreements.

Use of Proceeds, page 42

12. Please revise your disclosure to disclose a reasonable estimate of the amount of proceeds that will be used for the development of each drug candidate including the expected stage of development you anticipate you can achieve with such proceeds. Provide such disclosure assuming GSK elects to exercise its option with respect to CCX354 and assuming GSK elects not to exercise such option.

Capitalization, page 43

13. Please revise your tabular disclosure to include a pro forma column which contains only those changes in capitalization due to the effectiveness of the IPO, such as the conversion of preferred stock and convertible debt.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Significant Judgments and Estimates
Stock-Based Compensation, page 53

14. We have reviewed your disclosure with respect to the valuation of your common stock and have the following comments:

- On page 54, you state "As we moved closer to an anticipated IPO, we continued to lower the discount rate". However your disclosures on pages 55 and 56 appear to indicate that the risk-adjusted discount and non-marketability discount remained the same between December 2009 and August 2011. Please advise why this is the case, and revise your disclosure, accordingly.
- Please tell us, and disclose why: (1) the probability of an IPO remained the same between December 2009 and August 2011, and (2) the probability of an IPO remained the same between December 2009 and August 2011. We note your IPO was filed on October 14, 2011.
- Once you can reasonably estimate the IPO price, qualitatively and quantitatively discuss each significant factor contributing to the difference between each valuation and the estimated IPO price. Please update your schedule of stock options granted to the date of your response to these comments.

Business, page 62

Strategic Alliance with GSK, page 85

15. Please expand your disclosure to indicate a reasonable range of royalties payable on net sales of drug candidates for which GSK exercises its option.

16. Please expand your discussion of your strategic alliance with GSK to describe:
    - The Joint Development Committee and how it governs GSK's and your relative input and control in determining the development path for covered drug candidates;
    - GSK's development obligations for drug candidates for which it has exercised its option;
    - Your rights, if any, should GSK fail to pursue further development or commercialization of optioned drug candidates; and
    - Any provisions governing GSK's development of or investment in drug candidates that would compete with the covered drug candidates.

    If GSK has no development obligations for the optioned drug candidates and you have no rights to compel further investment and development or take remedial action, please so state.

17. Please disclose when your option to co-develop Traficet-EN arises and when such right will expire.

18. We note your disclosure on page 87 that the agreement will expire in its entirety upon expiration of the last payment obligation of GSK for the last licensed drug in the last country. Please expand your disclosure to indicate when the last payment obligations will expire.

CCX354 Phase II Clinical Trial in Rheumatoid Arthritis, page 79

19. Please briefly describe the results of your Phase II proof-of-concept clinical trial with respect to the primary and secondary endpoints described on page 79 if final results and analysis are available. Alternatively, please expand your disclosure to indicate when you believe such results will be available.

Principal Stockholders, page 134

20. Please provide your beneficial ownership disclosure as of the most recent practicable date.

Notes to Consolidated Financial Statements
11. Equity Incentive Plans, page F-19

21. Please disclose the method used to estimate the volatility as required under ASC 718-10-50-2f-2-ii. Additionally, please disclose why the volatility remained largely unchanged between 2008 and 2010.

13. Government Research and Contract Grant, page F-22

22. Please clarify for us, and in your disclosure, whether there are any stipulations surrounding the award received from United States Department of the Treasury that may prohibit you from recording it as income in the current periods.

Notes to Condensed Consolidated Financial Statements
4. Related Party Transactions
Glaxo Group Limited, page F-34

23. Please revise your disclosure here to comply with ASC 605-28-50-2b or tell us why your aggregation is appropriate and clarify if any single milestone is material.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658 or Joel Parker, Senior Staff Accountant, at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Karen Ubell, Staff Attorney, at (202) 551-3873 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey Riedler

Jeffrey Riedler
Assistant Director